# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# Form 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):**
**August 1, 2003**

Commission File Number 1-31300



# EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **76-0517977** |
| (*State or other jurisdiction* *of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **1600 Smith Street, Dept. HQSCE** **Houston, Texas** *(Address of principal executive offices)* | **77002** *(Zip Code)* |

**713-324-2639**
*(Registrant's telephone number, including area code)*

Item 5.    <u>Other Events</u>

On August 1, 2003, ExpressJet Holdings, Inc. issued a press release announcing its July and year-to-date capacity and traffic performance. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7.    <u>Financial Statements and Exhibits</u>

(c)  Exhibits
99.1  Press Release

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**EXPRESSJET HOLDINGS, INC.**
(Registrant)

Date: August 1, 2003

**/s/ John F. Wombwell**

John F. Wombwell
Vice President and General Counsel

## EXHIBIT INDEX

99.1        Press Release